August 5, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	William H. Thompson, Accounting Branch Chief
Tony Watson

	Re:	China Recycling Energy Corporation
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2011
Filed July 18, 2013
File No. 1-34625

Dear Mr. Thompson:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), this firm is filing a response to the SEC Comment Letter, dated July 25, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your July 25, 2013 comment letter followed by our response.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 51

15. Convertible Notes Payable and Revolving Financing Agreement, page 71

Convertible Note Agreement with China Cinda, page 73

Comment 1. Please clarify whether or not the December 9, 2011 Supplemental Agreement to the Notes Purchase Agreement eliminated the conversion feature related to the notes at the time of execution of the agreement. If so, please explain why you have a conversion feature liability recorded as of December 31, 2011 related to the notes. If not, please tell us if the notes are still convertible and your basis for not recognizing a conversion feature liability as of December 31, 2012. In this regard, we note your disclosure in Form 10-K filed April 1, 2013 that you paid half of the amounts owed on the first tranche notes on June 20, 2012 and the remaining half due on November 30, 2012 was extended to a future date.

United States Securities and Exchange Commission

August 5, 2013

Response:

The December 9, 2011 Supplemental Agreement was silent as to the conversion feature at the time of execution of the agreement. In addition, Section 2.6 of the Supplemental Agreement, states that “except as otherwise provided herein, all rights and remedies of investor pursuant to the Note Purchase Agreement shall remain in full force and effect from the date hereof.” Accordingly, the Company concluded that as of December 31, 2011 the conversion feature remained applicable, pending payment of the remaining balance of RMB 25 million.

However, during the quarter ended March 31, 2012, we completed additional analysis as to the conversion feature of the Supplemental Agreement, including a discussion with the investor, and concluded that the conversion feature of the Notes was eliminated at the time of execution of the Supplemental Agreement, in accordance with the following language in Section 2.2 of the Supplemental Agreement: “the Investor hereby agrees that on each of December 30, 2011 and November 30, 2012, the Company shall respectively redeem half of the outstanding Convertible Notes at a price for an amount equivalent to RMB 25,000,000 … ” Both parties agreed that the Supplemental Agreement provided for the redemption of the convertible notes in two payments of RMB 25,000,000, each at specified due dates, and that the conversion feature would no longer exist as to the unpaid portion. If, by way of example, the investor proposed to convert today, the Company would refuse on the basis that the investor agreed to a redemption of the entire amount, and, as such, the investor agreed to terminate the conversion feature.

Therefore, we eliminated the conversion feature liability at March 31, 2012; however, we did not go back to revise the financial statements as of December 31, 2011, for the new conclusion reached as of March 31, 2012, due to the fact that on December 31, 2011, the amount of the conversion feature liability of $1,127,401 was only 0.5% of total assets, 1.2% of total liabilities and 4.7% of pre-tax income, which was not material.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.